Duoyuan Global Water Inc.
No. 3 Jinyuan Road
Daxing Industrial Development Zone
Beijing 102600, People’s Republic of China
Tel: +8610-6021-2222
June 24, 2009
VIA EDGAR & FACSIMILE
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
100 F Street, NE
Washington, DC 20549
Attn: Peggy Fisher, Assistant Director
Re:	Duoyuan Global Water Inc. Registration Statement on Form F-1 (File No. 333-159651)
Dear Ms. Fisher:
     Pursuant to Rule 461 of the Securities Act of 1933, as amended, Duoyuan Global Water Inc. (the “Company”) hereby requests that acceleration of effectiveness of the above-referenced Registration Statement be granted at 9:00 a.m. (EDT), on Wednesday, June 24, 2009, or as soon as practicable thereafter.
     In connection with this request for acceleration, the Company acknowledges that:
•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filings;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filings; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
[Signature page to follow]

Very truly yours,
By:	/s/ Wenhua Guo
Name:	Wenhua Guo
Title:	Chairman of the Board and Chief Executive Officer Duoyuan Global Water Inc.

cc:	Man Chiu Lee, Esq. Hogan & Hartson LLP

Piper Jaffray & Co.
Suite 800
800 Nicollet Mall
Minneapolis MN 55402
June 24, 2009
VIA EDGAR & FACSIMILE
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
100 F Street, NE
Washington, DC 20549
Attn: Peggy Fisher, Assistant Director
Re:	Duoyuan Global Water Inc. Registration Statement on Form F-1 (File No. 333-159651)
Dear Ms. Fisher:
     In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we, the representative of the several underwriters for the offering (the “Offering”) of American Depositary Shares of Duoyuan Global Water Inc. (the “Company”) pursuant to the above-referenced registration statement (the “Registration Statement”), hereby join with the Company in requesting that the effectiveness of the Registration Statement be granted at 9:00 a.m. (EDT), on Wednesday, June 24, 2009, or as soon as practicable thereafter.
     We are aware of our obligations under Rule 460 under the Securities Act with respect to the Offering. In compliance therewith, we confirm that we have taken reasonable steps to make the information contained in the Registration Statement conveniently available to underwriters and dealers who will be invited to participate in the distribution of the securities registered thereunder. We advise you that approximately 5,075 copies of the preliminary prospectus dated June 1, 2009, relating to the Offering have been distributed to prospective underwriters, institutional investors, dealers and others.
     We confirm that we, in our capacity as representative of the several underwriters of this offering are aware of our obligations under the Act, and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.
     On June 23, 2009, the Financial Industry Regulatory Authority, Inc. provided a “No Objection” opinion in respect of the Offering.

Best regards,
PIPER JAFFRAY & CO.
     As Representative of the Underwriters

/s/ Christie L. Christina
Name:	Christie L. Christina
Title:	Managing Director

cc:	Kurt Berney, Esq. O’Melveny & Meyers LLP